Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares as defined below) of Logility, Inc. [NASDAQ: LGTY]. The Offer (as defined below) is made solely by the Offer to Purchase dated May 22, 2009, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares other than American Software, Inc. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which making or accepting the tender offer would not be in compliance with the laws of such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of American Software by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by American Software.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Logility, Inc.

at

$7.02 Net Per Share

by

American Software, Inc.

American Software, Inc., a Georgia corporation (“American Software”), is offering to purchase up to all the outstanding shares of common stock, no par value (“Shares”) of Logility, Inc., a Georgia corporation (“Logility”), not currently owned by American Software at a price of $7.02 per share net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 22, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal which, together with any amendments or supplements thereto, collectively constitute the “Offer” described herein.

Shareholders of record whose Shares are registered in their own names and who tender their Shares directly to the American Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares, in connection with the Offer. Shareholders of Logility who hold their Shares through brokers, dealers, commercial banks, trust companies or other nominees must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

If the Offer is consummated, American Software will own at least 90% of the outstanding Shares when combined with the Shares that it currently owns, and American Software will promptly cause Logility to consummate a “short-form” merger under Georgia law in which all Shares held by the remaining shareholders would be converted into the right to cash equal to the same price per Share as was paid in the Offer, without interest. If the Offer is not consummated, American Software will evaluate its options with respect to Logility, which include doing nothing, purchasing Shares in the open market or privately-negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with Logility. American Software cannot give assurance as to the price per Share that it may pay in any such future acquisition of Shares or the effect any such actions could have on the trading price of the Shares.

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 22, 2009 UNLESS AMERICAN SOFTWARE EXTENDS THE TENDER OFFER.

This Offer is subject to, among other things, the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute at least a majority of the outstanding Shares not owned by American Software or its affiliates or the directors or officers of American Software or Logility (other than the directors of Logility who constitute the special committee of independent directors formed to consider the Offer) immediately prior to the expiration of the Offer (the “Majority of the Minority Condition”).

The board of directors of American Software, based upon the unanimous recommendation of the Special Committee of the Board of Directors of American Software, determined that the Offer is fair to Logility’s shareholders (other than American Software and its affiliates) and approved the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date (as defined below), American Software will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date. For purposes of the Offer, American Software will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when American Software gives oral or written notice to the Depositary, as agent for the tendering shareholders, of American Software’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from American Software and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. In order to for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address as set forth in the Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a book-entry confirmation must be received by the Depositary (including an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date or (ii) the tendering shareholder must comply with the guaranteed delivery procedures set forth in the Offer to Purchase on or prior to the Expiration Date.

Under no circumstance will interest be paid on the Offer price, regardless of any extension of or amendment to the Offer or any delay in making payment.

For purposes of the Offer and as used herein and in the Offer to Purchase, the term “Expiration Date” means 12:00 midnight, New York City time, on June 22, 2009, unless American Software shall have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by American Software, shall expire. American Software may extend the Offer from time to time if certain conditions to the Offer have not been satisfied or, if permissible, waived.

If American Software extends the Offer, American Software will inform the Depositary of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering shareholder to withdraw such Shares. Shares that are tendered in the Offer may be withdrawn pursuant to the procedures described in “The Tender Offer — Section 4 — Withdrawal Rights” of the Offer to Purchase at any time on or prior to the Expiration Date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Tender Offer — Section 3 — Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at The Depository Trust Company (“DTC”) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may be re-tendered in the Offer, however, by again following one of the procedures described in “The Tender Offer — Section 3 — Procedures for Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Date or during a subsequent offering period, if the Offer is amended to provide for one. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by American Software in its sole discretion, whose determination will be final and binding. None of American Software, the American Stock Transfer & Trust Company, the Depositary, D.F. King & Co., Inc., the Information Agent for the Offer, or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

American Software has the right to extend the Offer beyond the Expiration Date for either of the following reasons: (i) from time to time if, at the Expiration Date, any of the conditions to the Offer have not been satisfied or waived (except for the Majority of the Minority Condition, which may not be waived); or (ii) for any period required by rule, regulation, interpretation or position of the Securities and Exchange Commission or any period required by or advisable under applicable law.

The Offer to Purchase, the related Letter of Transmittal (and other materials related to the Offer) will be mailed to record holders of Shares, and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Logility’s shareholders list, or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The sale of the Shares for cash under the Offer will be a taxable transaction to U.S. shareholders for U.S. federal income tax purposes. In general, a U.S. shareholder who sells Shares pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. shareholder’s adjusted tax basis in the Shares sold. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered under the Offer. A summary of the U.S. federal income tax consequences of the Offer is described in “The Tender Offer — Section 5 — Certain U.S. Federal Income Tax Considerations” in the Offer to Purchase.

Each holder of Shares should consult its own tax advisor regarding the tax consequences of the Offer, including such holder’s status as a U.S. shareholder or a non-U.S. shareholder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-U.S. taxing jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

American Software expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect, except the Majority of the Minority Condition may not be waived.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated by reference in this notice.

The Offer to Purchase and related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other materials related to the Offer may be directed to the Information Agent, as set forth below, or brokers, dealers, banks, trust companies or other nominees, and copies will be furnished promptly at American Software’s expense. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares.

The information agent for the tender offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Banks and Brokers call collect: (212) 269-5550

All others call toll free: (800) 735-3591

May 22, 2009